POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular (also referred to herein as this "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Points International Ltd. (the "Corporation") for use at the special meeting (the "Meeting") of the shareholders of the Corporation to be held at the Corporation's principal offices at 179 John Street, Suite 800, Toronto, Ontario, M5T 1X4 on December 8, 2006 at 12:00 p.m. (Eastern Standard Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at November 8, 2006 and dollar amounts are expressed in Canadian dollars.

To be effective, properly executed forms of proxy must (i) be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the common shares of the Corporation (the "Common Shares"), at Suite 600, 530 8th Avenue, S.W., Calgary, Alberta, Canada T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, in either case, at least two days (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

Appointment of Proxy Holder

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so by inserting such other person's name in the blank space provided in the form of proxy.

Exercise of Vote by Proxy

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be (i) voted for or against the resolution to increase the size of the board of directors of the Corporation (the "Board") from seven (7) members to nine (9) members and to fix the number of directors to be elected at the Meeting at two (2) (the "Board Size Resolution"), and (ii) subject to approval of the Board Size Resolution, voted or withheld from voting in the election of two (2) directors.

In respect of proxies in which registered shareholders have failed to specify that the proxy nominees are required to (i) vote for or against the Board Size Resolution, or (ii) vote or withhold from voting in the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of such matters.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Special Meeting of Shareholders. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

Revocation of Proxies

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Quorum and Record Date

The presence of at least five shareholders holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The Board has fixed November 6, 2006 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As at November 8, 2006, 114,184,189 "Common Shares," one "Series Two Preferred Share" and one "Series Four Preferred Share" were issued and outstanding, and constituted all of the voting shares in the capital of the Corporation.

The holders of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of Common Shares are entitled to cast one vote per share and a holder of the Series Two Preferred Share and the Series Four Preferred Share is entitled to cast that number of votes, in aggregate, equal to the lesser of (i) [29,439,450] and (ii) 19.9% of the total number of votes that may be cast at the Meeting. As at November 8, 2006, the holder of the Series Two Preferred Share and the Series Four Preferred Share was entitled to cast, in aggregate, up to [28,367,857] votes, representing 19.9% of the total votes that may be cast at the Meeting. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share held by persons present in person or by proxy, voting together as a single class.

As at November 8, 2006, the only person who, to the knowledge of the Corporation, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Corporation, is Points Investments, Inc., an affiliate of IAC/InterActiveCorp, as holder of both the Series Two Preferred Share and the Series Four Preferred Share.

Beneficial Shareholders

Only registered shareholders or the persons they appoint as their proxy holders are permitted to vote at the Meeting. A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "Intermediary") is not a registered shareholder (a "Non-Registered Holder"). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

Non-Registered Holders receiving a pre-signed proxy, voting instruction form or similar instrument should carefully follow the mailing procedures and signing and returning instructions of their Intermediary to ensure their shares are voted at the Meeting.

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument and wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder) such Non-Registered Holder should contact his or her Intermediary to determine the steps necessary to accomplish this.

INCREASE IN BOARD SIZE AND ELECTION OF DIRECTORS

Board Size Resolution and Board Nominees

The Articles of the Corporation provide that the number of directors of the Corporation shall be a minimum of three (3) and a maximum of eleven (11). The Board currently consists of seven (7) members, as set forth below under "- Current Directors". The term of each current director will expire at the close of the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

The By-laws of the Corporation provide that if a minimum and maximum number of directors is set out in the Articles of the Corporation, the number of directors of the Corporation shall be the number elected at the most recent meeting of shareholders. On October 9, 2006, the Board passed a resolution, subject to shareholder approval, to (i) increase the size of the Board from seven (7) members to nine (9) members and to fix the number of directors for election at the Meeting at two (2), and (ii) authorize the Corporation to propose that Jonathan Merriman and Brian Ladin stand as nominees for election at the Meeting, to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Accordingly, this Meeting has been called, in part, to consider and if thought fit, to approve as an ordinary resolution the Board Size Resolution (the text of which is set out in Schedule A hereto) authorizing such increase in the Board size and fixing the number of directors to be elected at the Meeting at two (2). Management recommends that shareholders vote FOR the Board Size Resolution. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Board Size Resolution.

Subject to approval of the Board Size Resolution, Messrs. Merriman and Ladin are to be elected by the holders of the Common Shares, the holder of the Series Two Preferred Share, and Series Four Preferred Share, voting together as a single class. Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of Messrs. Merriman and Ladin as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The following table provides certain background information with respect to each nominee for the Board.

Name Director Classification	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)	Common Shares Beneficially Owned[1]

Brian Ladin Dallas, Texas Independent	-	Partner and Portfolio Manager, Bonanza Capital Ltd. (Feb. 2001 - present); Partner, Talisman Capital (Dec. 1996 - 2000); Assistant Vice President, ABN AMRO Bank NV (1995 - 1997).	9,248,258

Jonathan Merriman San Francisco, California Independent	-	Chairman and CEO, Merriman Curhan Ford & Co, (Feb. 2002 - present); CEO, RateXchange Corp (Sept. 2000 - Feb. 2002); Managing Director. Wells Fargo Securities - acquired First Security Van Kasper, who acquired Van Kasper (Sept. 1996 - Sept. 2000)	13,018,235[2]

Notes:

[1]	Individual nominees have furnished information as to securities of Points beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

[2]
Mr. Merriman beneficially owns 3,463,500 shares, Merriman Curhan Ford & Co beneficially owns 5,052,500 shares, Tamalpais Management Group, LP beneficially owns 4,293,235 shares and the Phineus Voyager Fund, LP beneficially owns 209,000 shares.

Current Directors

The following table provides certain background information with respect to each current director of the Corporation.

Name Director Classification	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)	Common Shares Beneficially Owned[6]

Douglas A. Carty[1] Glen Ellyn, Illinois Independent	Feb. 2002 - present	President & Chief Executive Officer, Laidlaw Education Services, a transportation company (July 2006 - Present); Executive Vice President and Chief Financial Officer, Laidlaw International Ltd., a transportation company (Jan. 2003 - July 2006); Chief Financial Officer, Atlas Air Worldwide Holdings Inc., an air cargo company (Jul. 2001 - Dec. 2002); Chief Financial Officer, Canadian Airlines Corporation, an airline (Jul. 1996 - Jul. 2000)	5,000

T. Robert MacLean[3] Toronto, Ontario Insider	Feb. 2002 - present	Chief Executive Officer, Points International Ltd. (Feb. 2002 - present); Chief Executive Officer, Points.com Inc. (Feb. 2000 - present); President, Points.com Inc. (Feb. 2000 - Feb. 2002); Vice-President, other positions, Canadian Airlines, an airline (1988 - 2000)	145,390

Michael Kestenbaum[5] New York, New York Nominee of the Series Two Preferred Share holder	Aug. 2006 - present
Director, Mergers & Acquisitions, IAC/InterActiveCorp, an interactive commerce company (Jan. 2006 - present); Associate Director, Mergers & Acquisitions, IAC/InterActiveCorp (Jan. 2004 - Jan. 2006); Director, Business Development, WhenU, an internet advertising company (Oct. 2002 - Dec. 2003); Analyst, Investment Banking - Media Group, Merrill Lynch, a financial services company (Feb. 2001 - July 2002); Analyst, Investment Banking - Media & Telecommunications Group, Credit Suisse First Boston, a financial services company (July 2000 - Feb. 2001)
Nil

Eric A. Korman[1,2,5] New York, New York Nominee of the Series Two Preferred Share holder	June 2003 - present
Executive Vice President, Ticketmaster, a ticketing company (April 2006 - present); Senior Vice President, Mergers & Acquisitions, IAC/InterActiveCorp, an interactive commerce company (Jan. 2005 - April 2006); other positions at IAC/InterActiveCorp (Sept. 2001 - Dec. 2004); Principal and head of business development for ePartners Venture Capital, a $650 million venture fund (Jan. 2000 - Apr. 2001)
Nil

Marc B. Lavine 1, 2, Paris, France Independent	Feb. 2000 - present	Chief Executive Officer, President, and Director of Chrysalis Capital III Corporation, a capital pool company (May 2005 - present), Chief Executive Officer, President, CFO and Director of Chrysalis Capital II Corporation, a capital pool company (June 2004 - August 2006), Chief Executive Officer, President and Director of Chrysalis Capital Corporation, a capital pool company (Oct. 2003 - April 2005); Chief Executive Officer, Exclamation International Incorporated (June 1999 - Feb. 2002)	7,705,716[4]

Brendan Ross[5] Mississauga, Ontario Nominee of the Series Four Preferred Share holder	Aug. 2006 - present	President, ReserveAmerica (March 2002 - present); Sr. Director, Product Manager, and other positions, Ticketmaster (Jan 02-Feb 02)	Nil

John W. Thompson[2] Toronto, Ontario Independent	Feb. 2002 - present	Public company director (Aug. 2000 - present); Managing Director, Kensington Capital Partners Limited, an investment and advisory firm (Sept. 1999 - Oct. 2003)	1,422,236

Notes:

[1]	Member of the Audit Committee; Mr. Carty serves as Chairman.

[2]	Member of Human Resources and Corporate Governance Committee; Mr. Thompson serves as Chairman.

[3]	Observer of both the Human Resources and Corporate Governance and Audit Committees.

[4]
Mr. Lavine's holdings include 400,000 Common Shares held directly and 6,672,290 Common Shares held indirectly through The Eyeland Corporation, a 100%-owned personal holding company and 633,426 Common Shares held indirectly through Eyeland Holdings Inc., a 100%-owned personal holding company.

[5]	Nominee of Points Investments, Inc., an affiliate of IAC/InterActiveCorp.

[6]	Individual directors have furnished information as to securities of Points beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

The Board does not have an executive committee; however, the Corporation is required to have an audit committee under the provisions of the Canada Business Corporations Act (the "CBCA").

Attendance at Board and Committee Meetings

The following sets forth the attendance record of each current director for all Board and applicable Board committee meetings held since the beginning of the Corporation's most recently completed financial year.

Director	Attendance at Board Meetings	Attendance at Committee Meetings

Douglas A. Carty	7 of 7 Board meetings	4 of 4 Committee meetings

T. Robert MacLean	7 of 7 Board meetings	__

Michael Kestenbaum	2 of 2 Board meetings	__

Eric A. Korman	7 of 7 Board meetings	3 of 6 Committee meetings

Marc B. Lavine	7 of 7 Board meetings	6 of 6 Committee meetings

Brendan Ross	2 of 2 Board meetings	__

John W. Thompson	7 of 7 Board meetings	2 of 2 Committee meetings

Corporate Cease Trade Orders or Bankruptcies

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("Canadian"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. ("Atlas") and he held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation and its subsidiary, Points.com, currently maintain directors' and officers' liability insurance in the amount of US$5,000,000 in the aggregate for the term ending September 30, 2007. This insurance policy was renewed by the Corporation on September 30, 2006. The insurer shall pay on behalf of the directors and officers and employees and on behalf of the Corporation for any applicable loss resulting from a claim. There is a deductible of US$50,000 for each claim where the Corporation or its subsidiaries provides indemnification to a director or officer. In addition, there is a US$100,000 deductible for any securities-related claims arising against the Corporation. The aggregate annual premium for the policy is US$65,000. All costs associated with the premiums are borne by the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

To the knowledge of the Corporation, as at the date of this Circular and during the Corporation's most recently completed financial year, no director, proposed nominee for election as a director or officer of the Corporation (or any associate of such individual) was indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is, or at any time during the Corporation's financial year ended December 31, 2005 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On April 4, 2005, Points Investments Inc., an affiliate of IAC/InterActiveCorp, acquired the Series Four Preferred Share for $3.45 million. For more detail information regarding this transaction, see "General Development of the Business - Three Year History" and "Risk Factors - Limited Financial Resources" in the Corporation's Annual Information Form dated March 21, 2006 (the "AIF").

Other than as set forth herein, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2007 annual meeting of shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 10, 2006 to be considered for inclusion in the management proxy circular for the 2007 annual meeting of shareholders.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

AUDITORS

Mintz & Partners LLP were appointed by the shareholders of the Corporation at the annual and special meeting held on May 11, 2006 to hold office until the close of the next annual meeting of shareholders. Mintz & Partners LLP have been the auditors of the Corporation since February 2000.

INCORPORATION BY REFERENCE

The information included under the sections captioned "Executive Compensation", "Composition of the Human Resources and Corporate Governance Committee", "Report by Human Resources and Corporate Governance Committee on Executive Compensation", "Performance Graph", "Statement of Corporate Governance Practices" and "Schedule B - Board Mandate" in the Corporation's Management Proxy Circular dated March 8, 2006 (the "March Circular") is incorporated by reference in this Circular. The March Circular is available on SEDAR at www.sedar.com and on the Website of the U.S. Securities and Exchange Commission at www.sec.gov.

ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and management's discussion and analysis ("MD&A") for the fiscal year ended December 31, 2005. Information concerning the Corporation's Audit Committee may be found on the AIF under the heading "Board Committees - Audit Committee". Additional information about the Corporation is available on SEDAR at www.sedar.com and on the Website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Corporate Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

(a)	this Circular;

(b)	the March Circular;

(c)	the AIF; and

(d)
the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, annual MD&A and any interim financial statements and interim MD&A filed for any period after the end of its most recently completed financial year.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

DATED as at November 8, 2006

/s/ Robert MacLean
Robert MacLean
Chief Executive Officer

SCHEDULE A

RESOLUTION APPROVING THE INCREASE IN THE BOARD SIZE AND FIXING THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT TWO (2)

IT IS RESOLVED THAT:

1.  the size of the Board shall be increased from seven (7) members to nine (9) members and the number of directors to be elected at the Meeting shall be fixed at two (2).